[Thomson Letterhead]

November 3, 2006

By EDGAR, “CORRESP” Designation

Mr. Larry Spirgel

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Thomson Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2005 (File No. 001-14974)

Dear Mr. Spirgel:

Thank you for your comment letter of October 20, 2006 in connection with the Staff’s comments on our Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (“2005 Form 20-F”), which was filed on May 12, 2006.

For your convenience, we have restated your comments in full and in bold type and have keyed all responses to the related numbering and headings used. The following are Thomson’s responses to the Staff’s comments:

Report of Independent Registered Public Accounting Firms, page F-1

1.	Confirm to us that each accounting firm is taking full responsibility for the opinion expressed.

We confirm that Barbier Frinault & Autres (Ernst & Young) and Mazars & Guerard (Mazars) each take full responsibility for the opinion expressed on page F-1 of our 2005 Form 20-F, and we have written confirmation from each such firm to that effect.

Note 22: Shareholders’ Equity, Subordinated Perpetual Notes, page F-60

2.

We noted your subordinated perpetual notes, issued for €500 million in September 2005, have been recorded under IFRS in shareholders’ equity. Addressing AG6 of IAS 32, tell us how you concluded that these notes are most appropriately classified as shareholders’ equity, rather than as a financial liability.

Paragraph AG6 of the Appendix to IAS 32 states:

‘Perpetual’ debt instruments (such as ‘perpetual’ bonds, debentures and capital notes) normally provide the holder with the contractual right to receive payments on account of interest at fixed dates extending into the indefinite future, either with no right to receive a return of principal or a right to a return of principal under terms that make it very unlikely or very far in the future. For example, an entity may issue a financial instrument requiring it to make annual payments in perpetuity equal to a stated interest rate of 8 per cent applied to a stated par or principal amount of CU1,000.* Assuming 8 per cent to be the market rate of interest for the instrument when issued, the issuer assumes a contractual obligation to make a stream of future interest payments having a fair value (present value) of CU1,000 on initial recognition. The holder and issuer of the instrument have a financial asset and a financial liability, respectively.

With respect to our subordinated perpetual notes and as described in Note 22 to the consolidated financial statements in our 2005 Form 20-F, holders of such notes do not have a contractual right to receive payments on account of interest at fixed dates extending into the future. At any given “interest payment date”, the payment of interest is optional unless Thomson (i) has declared or paid a common stock dividend or (ii) has repurchased or otherwise acquired its own common shares within the six-month period preceding such payment date other than pursuant to certain permitted transactions (e.g., to satisfy obligations under employee benefit plans). Any interest not paid on an interest payment date is forfeited.

For these reasons, we believe the applicable IFRS guidance is that contained in Paragraphs AG25 and AG26 of the Appendix, which discuss the characteristics of preference shares. We have concluded that the substance of the contractual arrangements that govern our subordinated perpetual notes is consistent with the guidance set forth in Paragraph AG26, and they are therefore appropriately classified as shareholders’ equity under IFRS.

*        *        *

In connection Thomson’s responses to the Staff’s questions, Thomson hereby acknowledges the following:

•	Thomson is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Thomson may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of Thomson, I would like to thank you for the cooperation you and the Staff are extending with the review of the 2005 Form 20-F. Please do not hesitate to call me at (011) 331 4186 6277 with any questions or comments on the foregoing.

Very truly yours,
/s/ Julian Waldron
Julian Waldron Chief Financial Officer
cc:	Dave Walz

Ivette Leon

(Securities and Exchange Commission)

Gilles Billoud

James Johnson

(Thomson)

Nikolaos G. Andronikos

(Sullivan & Cromwell LLP)